

June 16, 2015

TerraForm Power, Inc.
Alejandro Hernandez
Executive Vice President and Chief Financial Officer
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814

     Re: TerraForm Power, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             Form 10-Q for the Quarterly Period Ended March 31, 2015
             Filed May 7, 2015
             Response dated June 5, 2015
             File No. 001-36542

Dear Hernandez:

We have reviewed your June 5, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

3. Acquisitions

Capital Dynamics, page 108

1. Refer to comment 3. We respectfully advise you that it appears from Exhibit 99.4 of your Form 8-K/A filed on March 30, 2015 you are using adjusted pro forma loss before taxes of $133 million as of December 31, 2014 as the denominator in the income test. Explain to us how the use of this amount complies with the guidance you reference in section 2070.13 of the Division of Corporation Finance Financial Reporting Manual. In this regard, please advise us why you are not using an adjusted pro forma income amount

for the denominator as of December 31, 2013, which is the period prior to the date of the Capital Dynamics acquisition.

6.Intangible Assets, page 112

2. Refer to comment 4. Please explain to us in detail the definition of "in-place" value of the PPAs that is amortized to depreciation, amortization and accretion expense versus the value attributable to above or below market PPA's and the rationale for the amortization period, method and classification associated with amortization of each value.   You may want to provide background information or an example used in your PPA valuation process in differentiating the two values.

Form 10-Q for the Quarterly Period Ended March 31, 2015

4. Acquisitions

Acquisition Accounting, page 14

3. Refer to comment 5 and your statement, "As these are long-lived assets with remaining lives in excess of 20 years, the undiscounted cash flows from the assets exceeds the *fair value of the assets used in purchase accounting*." Please explain to us what you are trying to convey with this statement as undiscounted cash flows should always exceed fair value unless a zero discount rate is used.

4. You state in response to comment number 6 that "The fair value of the PP&E was estimated using the cost approach and was limited to what is *economically supportable as indicated by an income approach*. The fair value of the PPA was estimated using a multi-period excess earnings model which is a form of the income approach. To the extent that the PPA or any other contracts are identified as out-of market, the out-of-market cash flows are segregated from the overall contracted asset cash flow." For our understanding, please give us an example of the acquisition of wind generating assets and associated PPA's, including one PPA with out-of-market cash flows, using the above methodology (italics added) to illustrate to us how the "…fair value of PP&E and intangible asset value and segregated in accordance with the units of account."

You may contact Robert Babula, Staff Accountant at (202)-551-3339 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant